UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Operation Officer

The board of directors (the “Board”) of SOLOWIN HOLDINGS (the “Company”) has received a resignation letter from Mr. Tze Bun Cheng (“Mr. Cheng”), who resigned as the Chief Operation Officer of the Company, effective July 3, 2025. Mr. Cheng’s resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies, or practices. The Board is in the process of reviewing candidates’ qualifications and experience to fill the vacancy created by Mr. Cheng’s departure. Mr. Cheng will continue serving in a leadership role at the Company’s wholly-owned subsidiary, Solomon JFZ (Asia) Holdings Limited.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
	Name:	Ling Ngai Lok
	Title:	Chief Executive Officer and Chairman of the Board

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